VIA EDGAR

October 6, 2020

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Asset Management Inc.
Brookfield Finance Inc.
Brookfield Finance II Inc.
Brookfield Finance LLC
Brookfield Finance II LLC
Brookfield Finance (Australia) Pty Ltd
Brookfield Finance I (UK) plc

Registration Statement on Form F-10 and F-3

File Nos. 333-249132, 333-249132-01, 333-249132-02, 333-249134, 333-249134-01, 333-249134-02 and 333-249134-03

To Whom It May Concern:

On behalf of Brookfield Asset Management Inc., Brookfield Finance Inc., Brookfield Finance II Inc., Brookfield Finance LLC, Brookfield Finance II LLC, Brookfield Finance (Australia) Pty Ltd and Brookfield Finance I (UK) plc (collectively, the “Registrants”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the base shelf prospectus contained in the Registrants’ Registration Statements on Form F-10 and Form F-3 (File Nos. 333-249132, 333-249132-01, 333-249132-02, 333-249134, 333-249134-01, 333-249134-02 and 333-249134-03). We hereby request that the U.S. Securities and Exchange Commission (the “Staff”) declare the Registration Statements effective as of 4:00 p.m., New York time, on October 7, 2020, or as soon as possible thereafter.

If the Staff has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363. In addition, it would be appreciated if, as soon as the registration statement is declared effective, you would so inform Mr. Kurta and then send written confirmation to the addressees listed on the cover of the registration statement.

Sincerely,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name: Nicholas Goodman
Title: Chief Financial Officer

BROOKFIELD FINANCE INC.

By:	/s/ Karly Dyck
Name: Karly Dyck
Title: Vice President

BROOKFIELD FINANCE II INC.

By:	/s/ Karly Dyck
Name: Karly Dyck
Title: Vice President

BROOKFIELD FINANCE LLC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD FINANCE II LLC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD FINANCE (AUSTRALIA) PTY LTD

By:	/s/ Nick Britten-Jones
Name: Nick Britten-Jones
Title: Managing Director

BROOKFIELD FINANCE I (UK) PLC

By:	/s/ Philippa Elder
Name: Philippa Elder
Title: Director

[Signature Page to the Acceleration Request]